UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2011

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, March 30th 2011

Santiago, March 7, 2011

Messrs. Superintendence of Securities and Insurance

Avda. Libertador Bernardo O’Higgins 1449

Santiago, Chile

Re: Reports pursuant to Circular Letter N°1696

Dear Sirs:

We hereby refer to Circular Letter N°1696 dated December 29, 2003 whereby regulated companies should report on the compliance of the dispositions contained under Title XII of Law Decree 3,500.  To this effect, Attachment A hereto contains the required information.

Regarding information on Consolidated Net Accounting Assets, we hereby report that our Company is not required to disclose this information because only parent companies or their subsidiaries that have outstanding debt securities registered in the Chilean Securities Registrar are required to do.

On this same date we are also sending this information to the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaiso Stock Exchange.

Regards,

(signed)

Jaime Cohen A.

Corporate Legal Officer

Embotelladora Andina S.A.

CIRCULAR LETTER  N°1696 SUPERINTENDENCE OF SECURITIES AND INSURANCE

ATTACHMENT A

1.0         REGISTRATION IN SECURITIES STOCK EXCHANGE

1.1 REGISTERED IN ANY STOCK EXCHANGE (YES/NO)	YES

1.2   STOCK EXCHANGE REGISTERED

Santiago Stock Exchange, Chilean Electronic Stock Exchange, Valparaiso Stock Exchange, The New York Stock Exchange

2.0         COMPANY CONTROLLING GROUP

2.1 Company has a Controlling Shareholder (YES/NO)	YES

2.2 Effective concentration	47.5191%

2.3 Breakdown of effective concentration

MAIN SHAREHOLDERS (as of December 31, 2010)

Shareholders	Series A	Series B	Total	Ownership Interest
Inversiones Freire Ltda.	185,706,603	0	185,706,603	24.4263%
Inversiones Freire Dos Ltda.	14,300,000	0	14,300,000	1.8809%
Inversiones SH Seis Ltda	0	37,864,863	37,864,863	4.9804%
Inversiones HB S.A.	0	8,898,212	8,898,212	1.1704%
Inversiones Mar Adentro Ltda.	0	38,978,263	38,978,263	5.1269%
Inversiones Caburga S.A.	0	32,000,000	32,000,000	4.2090%
Inversiones Ledimor Chile Ltda	0	17,650,863	17,650,863	2.3216%
Inversiones Nueva Sofia S.A.	0	25,678,583	25,678,583	3.3775%
Jaime Said Demaria	0	49,600	49,600	0.0065%
José Said Saffie	0	49,600	49,600	0.0065%
Alberto Hurtado Fuenzalida	0	49,600	49,600	0.0065%
José Antonio Garcés Silva	0	49,600	49,600	0.0065%
TOTAL	200,006,603	161,269,184	361,275,787	47.5191%

3.0	Statutory Dispositions
3.1	Company subject to the dispositions under Title XII of Chilean Law Decree 3,500 (YES/NO)	NO
3.2	Maximum allowed concentration according to articles of incorporation	N/A
3.3	Compliance of conditions established in Article 112 of Chilean Decree Law N°3,500	N/A
3.4	Condition related to maximum concentration (YES/NO)	N/A
3.5	Condition related to ownership interest of minority shareholders	N/A
3.6	Condition related to dispersion of ownership interest	N/A
3.7	Number of shareholders	N/A
3.8	Ownership interest	N/A

ATTACHMENT B

Consolidated Net Accounting Assets:	N/A
Required only from parent companies or their subsidiaries have outstanding debt securities registered in the Chilean Securities Registrar, and this situation is not applicable to our Company.